North America Structured Investments

J.P.Morgan

54w SPX Capped Buffered Return Enhanced Note

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer: JPMorgan Chase Financial Company LLC
Guarantor: JPMorgan Chase & Co.
Minimum Denomination: $10,000, and integral multiples of $1,000 thereof
Index: S&P 500® Index
Upside Leverage Factor: 2.00
Maximum Return: 13.60%
Downside Leverage Factor: 1.11111
Buffer Amount: 10.00%
Index Return: (Ending Index Level – Initial Index Level) / Initial Index Level
Initial Index Level: The closing level of the Index on the Pricing Date
Ending Index Level: The arithmetic average of the closing levels of the Index on the Ending Averaging Dates
Pricing Date: January 4, 2019
Ending Averaging Dates: January 13, 2020; January 14, 2020; January 15, 2020; January 16, 2020; January 17, 2020
Maturity Date: January 23, 2020
CUSIP: 48130WRC7
Preliminary Pricing Supplement: http://sp.jpmorgan.com/document/cusip/48130WRC7/doctype/Product_Termsheet/document.pdf

For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, see the hyperlink above.

Payment at Maturity

- If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return *multiplied* by 2.00, subject to the Maximum Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return × 2.00), subject to the Maximum Return

If the Ending Index Level is equal to the Initial Index Level or is less than the Initial Index Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose 1.11111% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Index Return + 10%) × 1.11111]

You will lose some or all of your principal amount at maturity if the Ending Index Level is less than the Initial Index Level by more than 10%.

** The hypothetical returns and hypothetical payments on the Notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Hypothetical Returns on the Notes at Maturity**


$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
Payment at Maturity
-30%
-20%
-10%
0%
10%
20%
30%
Index Return

Hypothetical Index Return	Hypothetical Note Return	Hypothetical Payment at Maturity
80.00%	13.60%	$1,136.00
50.00%	13.60%	$1,136.00
40.00%	13.60%	$1,136.00
30.00%	13.60%	$1,136.00
20.00%	13.60%	$1,136.00
10.00%	13.60%	$1,136.00
5.00%	10.00%	$1,100.00
0.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-15.00%	-5.55%	$944.45
-20.00%	-11.11%	$888.89
-40.00%	-33.33%	$666.67
-100.00%	-100.00%	$0.00

J.P. Morgan Structured Investments

Additional Information SEC Legend : JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other doc uments relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alterna tiv ely, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and eac h prospectus supplement, underlying supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll - free 1 - 866 - 535 - 9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recomm end ation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should con sult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333 - 222672 and 333 - 222672 - 01 J.P. Morgan Structured Investments Selected Risks • Your investment in the notes may result in a loss . The notes do not guarantee any return of principal. • Your maximum gain on the notes is limited to the Maximum R eturn . • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co . • No interest payments, dividend payments or voting rights . • JPMorgan Chase & Co. is one of the companies that make up the S&P 500 ® Index . • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets . Selected Risks (continued) • The estimated value of the notes will be lower than the original issue price (price to public) of the notes . • The estimated value of the notes is determined by reference to an internal funding rate. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline . • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. The risks identified above are not exhaustive. Please see “Risk Factors” in the applicable product supplement and underlying supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information. North America Structured Investments 54w SPX Capped Buffered Return Enhanced Note